UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐   Yes            ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following documents of the Registrant are submitted herewith:

99.1	Condensed Consolidated Balance Sheets as of September 29, 2007 and March 31, 2007

99.2	Unaudited Condensed Consolidated Statements of Operations for the thirteen week periods ended September 29, 2007 and September 30, 2006 and for the twenty-six and twenty-seven week periods ended September 29, 2007 and September 30, 2006, respectively

99.3	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six and twenty-seven week periods ended September 29, 2007 and September 30, 2006, respectively

99.4	Notes to the Unaudited Condensed Consolidated Financial Statements

99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: November 9, 2007		Senior Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Condensed Consolidated Balance Sheets as of September 29, 2007 and March 31, 2007

Exhibit 99.2	Unaudited Condensed Consolidated Statements of Operations for the thirteen week periods ended September 29, 2007 and September 30, 2006 and for the twenty-six and twenty-seven week periods ended September 29, 2007 and September 30, 2006, respectively

Exhibit 99.3	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six and twenty-seven week periods ended September 29, 2007 and September 30, 2006, respectively

Exhibit 99.4	Notes to the Unaudited Condensed Consolidated Financial Statements

Exhibit 99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations

4

EXHIBIT 99.1

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	September 29, 2007	March 31, 2007
	(Unaudited)	(Audited)
Assets
Current Assets:
Cash and cash equivalents	$2,686	$2,976
Accounts receivable	9,659	13,240
Inventories	190,999	158,784
Other current assets	8,065	6,118

Total current assets	211,409	181,118

Property and equipment	39,551	34,964
Goodwill and other intangible assets	29,255	28,771
Other assets	8,664	7,663

Total non-current assets	77,470	71,398

Total assets	$288,879	$252,516

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$134,126	$109,187
Accounts payable	44,359	28,354
Accrued liabilities	10,645	11,921
Current portion of long-term debt	1,811	1,685

Total current liabilities	190,941	151,147

Long-term debt	17,664	16,217
Other long-term liabilities	3,815	3,655

Total long-term liabilities	21,479	19,872

Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 3,546,752 and 3,515,999, respectively	22,127	21,956
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970 and 7,717,970, respectively	38,613	38,613
Class C common stock – no par value, 100,000 authorized, none issued	—	—
Preferred stock – no par value, 2,034,578 authorized, none issued	—	—
Non-voting common shares – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	15,679	15,652
Retained earnings	670	6,177
Accumulated other comprehensive loss	(630)	(901)

Total stockholders’ equity	76,459	81,497

Total liabilities and stockholders’ equity	$288,879	$252,516

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.2

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share amounts)

	13 weeks ended September 29, 2007	13 weeks ended September 30, 2006	26 weeks ended September 29, 2007	27 weeks ended September 30, 2006
Net sales	$59,846	$54,810	$127,897	$123,621
Cost of sales	30,966	28,416	67,386	64,403

Gross profit	28,880	26,394	60,511	59,218

Selling, general & administrative expenses	28,545	25,615	58,624	55,209
Depreciation and amortization	1,744	1,852	3,344	3,546

Total operating expenses	30,289	27,467	61,968	58,755

Operating (loss) income	(1,409)	(1,073)	(1,457)	463
Interest and other financial costs	2,612	2,524	5,006	4,973

Loss before income taxes	(4,021)	(3,597)	(6,463)	(4,510)
Income tax benefit	(533)	—	(956)	—

Net loss	$(3,488)	$(3,597)	$(5,507)	$(4,510)

Weighted average shares outstanding, basic & diluted	11,263	11,210	11,253	11,209

Net loss per common share, basic & diluted	$(0.31)	$(0.32)	$(0.49)	$(0.40)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.3

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	26 weeks ended September 29, 2007	27 weeks ended September 30, 2006
Cash flows from operating activities:
Net loss	$(5,507)	$(4,510)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,795	3,852
Amortization of debt costs	78	307
Non-cash stock compensation expense	48	110
Other operating activities, net	(549)	(331)
(Increase) decrease in assets:
Accounts receivable	4,294	2,881
Inventories	(21,518)	(25,507)
Other current assets	(1,287)	(2,475)
Increase (decrease) in liabilities:
Accounts payable	13,225	6,623
Accrued liabilities and other long-term liabilities	(1,531)	(3,080)

Net cash used in operating activities	(8,952)	(22,130)

Cash flows used in investing activities:
Additions to property and equipment	(5,183)	(3,567)
Other investing activities	(27)	56

Net cash used in investing activities	(5,210)	(3,511)

Cash flows from financing activities:
Increase in bank indebtedness	12,568	38,783
Repayment of junior credit facility	—	(11,668)
Increase in draws under master lease agreement	2,008	—
Repayment of long term debt	(323)	—
Repayment of obligations under capital leases	(539)	(835)

Net cash provided by financing activities	13,714	26,280
Effect of exchange rate on cash and cash equivalents	158	19

Net (decrease) increase in cash and cash equivalents	(290)	658
Cash and cash equivalents at beginning of period	2,976	1,838

Cash and cash equivalents at end of period	$2,686	$2,496

Supplemental cash flow information:
Interest paid	$5,496	$4,367
Non-cash transactions from investing activities:
Property and equipment additions acquired through capital leases	$—	$780
Property and equipment additions included in accounts payable and accrued liabilities	$959	$1,064
SAB 108 Adjustment	$—	$1,102

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.4

BIRKS & MAYORS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Significant Accounting Policies

These Unaudited Condensed Consolidated Financial Statements of Birks & Mayors Inc. (“Birks & Mayors” or the “Company”) include the accounts of the Canadian parent company Birks & Mayors Inc. (“Birks”), its wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”), and Mayors’ wholly-owned subsidiary Henry Birks & Sons U.S. Inc. These Unaudited Condensed Consolidated Financial Statements are prepared in U.S. dollars and do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements of the Company in this report have not been audited. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position and results of operations for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 31, 2007, filed with the United States Securities and Exchange Commission (“SEC”) on June 18, 2007.

The accounting principles followed by the Company and the methods of applying these principles conform with generally accepted accounting principles in the United States and with general practices of the retail industry. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories, accounts receivable and deferred tax assets, provisions for income taxes, and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. The consolidated financial statements include certain reclassifications of prior period amounts in order to conform with current period presentation.

Annually, our fiscal years end on the last Saturday of March. As a result, our current fiscal year consists of four thirteen week periods, while the prior year consisted of one fourteen week period ended July 1, 2006 and three subsequent thirteen week periods. We refer to the prior fiscal year ended March 31, 2007 as fiscal 2007, and the current fiscal year ending March 29, 2008 as fiscal 2008.

2. Income Taxes

The Company adopted the provisions of Financial Standards Accounting Board (“FASB”) Interpretation No. 48 Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of FASB Statement No. 109 (“SFAS 109”) on April 1, 2007. The adoption of FIN 48 did not have a material impact on the Company’s Unaudited Condensed Consolidated Financial Statements. At the adoption date of April 1, 2007, the Company had $0.8 million of unrecognized tax benefits, all of which would affect the effective tax rate if and when they would be recognized. During the twenty-six week period ended September 29, 2007, there were no material changes to the unrecognized tax liability.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 29, 2007, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards.

The tax years 2004 through 2007 remain open to examination by the major taxing jurisdictions to which the Company is subject.

3. Net Loss Per Common Share

For the thirteen and twenty-six week periods ended September 29, 2007, 1,237,225 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants, and 113,034 shares underlying outstanding stock appreciation rights (“SARs”) were excluded from the computation of net income per diluted share due to their antidilutive effect. For the thirteen and twenty-seven week periods ended September 30, 2006, there were 1,328,719 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants, and 113,034 shares underlying outstanding SARs that were excluded from the computation of net income per diluted share due to their antidilutive effect.

4. Inventories

Inventories are summarized as follows:

	As of September 29, 2007	As of March 31, 2007
	(In thousands)
Raw materials	$10,469	$5,282
Work in progress	1,999	2,542
Retail inventories and manufactured finished goods	178,531	150,960

	$190,999	$158,784

Additionally, the Company held consignment inventory with a purchase value of approximately $33.6 million and $31.6 million at September 29, 2007 and March 31, 2007, respectively.

5. Segmented Information

The Company has two reportable segments, “Retail” and “Other.” At September 29, 2007, Retail operated 38 stores across Canada under the Birks brand, and 30 stores in the Southeastern United States under the Mayors brand. Other consists primarily of our corporate sales division which services business customers by providing them with unique items for recognition programs, service awards and business gifts and also includes our manufacturing operations, which produce inventories for the Retail segment of our business.

The two segments are managed and evaluated separately based on gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the thirteen week periods ended September 29, 2007 and September 30, 2006, respectively, is set forth below:

	RETAIL		OTHER		TOTAL
	13 weeks ended 9/29/07	13 weeks ended 9/30/06	13 weeks ended 9/29/07	13 weeks ended 9/30/06	13 weeks ended 9/29/07	13 weeks ended 9/30/06
	(In thousands)
Sales to external customers	$57,787	$52,518	$2,059	$2,292	$59,846	$54,810
Inter-segment sales	—	—	$9,165	$10,436	$9,165	$10,436
Unadjusted gross profit	$28,446	$25,891	$1,916	$2,256	$30,362	$28,147

The following table sets forth reconciliations of the segments’ gross profit to the Company’s consolidated gross profit for the thirteen week periods ended September 29, 2007 and September 30, 2006, respectively:

	13 weeks ended September 29, 2007	13 weeks ended September 30, 2006
	(In thousands)
Unadjusted gross profit	$30,362	$28,147
Inventory provisions	(663)	(442)
Other unallocated costs	(521)	(706)
Elimination of intercompany margin	(298)	(605)

Gross profit	$28,880	$26,394

Certain information relating to the Company’s segments for the twenty-six and twenty-seven week periods ended September 29, 2007 and September 30, 2006, respectively, is set forth below:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/29/07	27 weeks ended 9/30/06	26 weeks ended 9/29/07	27 weeks ended 9/30/06	26 weeks ended 9/29/07	27 weeks ended 9/30/06
	(In thousands)
Sales to external customers	$122,699	$117,974	$5,198	$5,647	$127,897	$123,621
Inter-segment sales	—	—	$16,265	$21,962	$16,265	$21,962
Unadjusted gross profit	$59,973	$57,744	$3,057	$5,071	$63,030	$62,815

The following table sets forth reconciliations of the segments’ gross profit to the Company’s consolidated gross profit for the twenty-six and twenty-seven week periods ended September 29, 2007 and September 30, 2006, respectively:

	26 weeks ended September 29, 2007	27 weeks ended September 30, 2006
	(In thousands)
Unadjusted gross profit	$63,030	$62,815
Inventory provisions	(1,413)	(1,005)
Other unallocated costs	(1,677)	(1,576)
Elimination of intercompany margin	571	(1,016)

Gross profit	$60,511	$59,218

6. Bank Indebtedness

Bank indebtedness consists of the following:

	As of September 29, 2007	As of March 31, 2007
	(In thousands)
Working capital credit facility	$132,140	$109,187
Advances under master lease agreement	1,986	—

	$134,126	$109,187

On September 25, 2007, the Company amended the terms of its revolving working capital credit facility to increase its line of credit by $10 million from $135 million to $145 million to accommodate for the translation of the Company’s Canadian debt into a higher U.S. dollar amount under the line of credit. This facility will mature on January 19, 2009. As of September 29, 2007, the Company had $132.1 million outstanding under this facility. The working capital credit facility bears interest at a floating rate of prime or prime plus 0.25% depending on the excess borrowing capacity, or, at our election, at a LIBOR based rate plus 1.25%, or LIBOR based rate plus 1.50%, or, LIBOR based rate plus 2.00%, depending on the excess borrowing capacity and fixed coverage ratio. On September 29, 2007, the borrowing alternatives were at prime and at LIBOR plus 1.50%. The Company’s excess borrowing capacity was $10.9 million as of September 29, 2007.

During the current fiscal period, the Company entered into a Master Lease Agreement with Bank of America. In accordance with the terms of the agreement, the Company has $7.5 million of funds available to lease equipment and leasehold improvements. As part of the agreement, the bank can advance funds to pay project costs prior to entering into the lease. These advances will be repaid upon execution of each lease. As of September 29, 2007, the Company had received $2.0 million in advances from Bank of America to fund the costs of projects for which a lease had yet to be entered into with the bank. These amounts are included in bank indebtedness on our consolidated balance sheet. No lease transactions have been executed under this agreement as of September 29, 2007.

7. Subsequent Event

On November 8, 2007, the Company announced it had executed a purchase agreement to acquire the assets of Brinkhaus, a privately-owned jewelry company that operates two stores in Western Canada for approximately $12.75 million. The purchase price is to be paid in installments with the initial $6.8 million being funded through the Company’s credit facility. The remaining purchase price will be paid in installments with $0.85 million to be paid in April 2008 and three subsequent payments of $1.7 million each to be paid annually on April 30th beginning in 2009. The closing of the acquisition is subject to certain pre-closing conditions and is expected to be completed by the end of November 2007. The acquisition will be accounted for as a business combination using the purchase method of accounting, with the results of Brinkhaus’ operations combined with the Company’s results of operations from the purchase date. The purchase price will be allocated to the acquired assets; primarily inventory, fixed assets and other intangible assets based on the fair value of the assets acquired.

In connection with the acquisition, the Company, on October 30, 2007, amended the terms of its revolving working capital credit facility to permit the Company’s purchase of the assets of Brinkhaus and to increase the limit on the credit facility by $15.0 million to $160.0 million.

EXHIBIT 99.5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued, but are not yet effective. MD&A is presented in the following sections: Overview, Critical Accounting Policies and Estimates, Results of Operations and Financial Condition. It is useful to read the MD&A in conjunction with the Unaudited Condensed Consolidated Financial Statements and related notes thereto contained elsewhere in this document.

Annually, our fiscal years end on the last Saturday of March. As a result, our current fiscal year consists of four thirteen week periods, while the prior year consisted of one fourteen week period ended July 1, 2006 and three subsequent thirteen week periods. We refer to the prior fiscal year ended March 31, 2007 as fiscal 2007, and the current fiscal year ending March 29, 2008 as fiscal 2008.

Overview

Birks & Mayors is a leading designer, maker and purveyor of luxury jewelry, timepieces and giftware in Canada and the Southeastern United States. As of October 31, 2007, we operated 38 stores under the Birks brand in most major metropolitan markets of Canada and 31 stores under the Mayors brand in Florida and Georgia.

We operate our business in two geographic areas, Canada and the Southeastern United States. We have two reportable segments, “Retail” and “Other.” Retail is comprised of our retail operations in the U.S. and Canada on a combined basis. Other consists primarily of our corporate sales division which services business customers by providing them with unique items for recognition programs, service awards and business gifts and also includes manufacturing operations, which produce unique products for the retail segment of our business.

Our net sales are comprised of revenues (including retail, corporate, catalogue and internet sales), net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average retail sale.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. SG&A includes, but is not limited to, all non-production payroll and benefits (including non-cash stock compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles and trucks. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Company’s retail brands and the Birks product brand. Marketing represented 3.6% and 3.3% of sales during the thirteen-week period ended September 29, 2007 and September 30, 2006, respectively, and 4.4% and 3.8% of sales during the twenty-six and twenty-seven-week periods ended September 29, 2007 and September 30, 2006, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amounts of these indirect costs in SG&A are approximately $1.0 million for the thirteen week periods ended September 29, 2007 and September 30, 2006, respectively, and $1.9 million and $1.8 million for the twenty-six and twenty-seven week periods ended September 29, 2007 and September 30, 2006, respectively.

We believe that the key drivers of our performance are our ability to:

•

execute our merchandising strategy to increase net sales and expand gross margin in existing stores by developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, manufacture or source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors, as well as the Birks product brand, and to increase customer traffic, client acquisition and retention and net sales through regional and national advertising campaigns on television, billboards, print, catalog mailings, in-store events, community relations, media and public relations, partnerships with key suppliers, such as Mayors’ relationship with Rolex, and associations with prestige institutions;

•	provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote the frequency and value of customer spending;

•	expand distribution by selective new store openings in existing and new markets; and

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and four wall profitability.

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America, but do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007 filed with the Securities and Exchange Commission (“SEC”) on June 18, 2007 in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Results of Operations

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. We do not include our non-retail store sales in comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated in local currency terms and measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. Accordingly, the impact of the additional week in the first quarter of fiscal 2007 is excluded in determining the change in comparable store sales. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods.

The percentage increase in comparable stores sales for the periods presented below is as follows:

	For the 13 weeks ended September 29, 2007	For the 13 weeks ended September 30, 2006	For the 26 weeks ended September 29, 2007	For the 27 weeks ended September 30, 2006
Canada	4%	3%	4%	8%
United States	5%	1%	5%	5%

Total	5%	2%	4%	6%

The increase in comparable store sales for the thirteen week and twenty-six week periods ended September 29, 2007 is primarily the result of the successful execution of our strategy of increasing our average sale. Contributing to the increase in our average sale was our continued success in the execution of our retail merchandising and marketing strategies, which include increasing the amount of merchandise at higher price points as well as increasing spending on the targeted use of catalogs, outdoor and print advertising as well as other marketing programs to promote brand awareness. Same store sales growth in the United States for the thirteen weeks ended September 29, 2007 benefited from the timing of a customer sale event held during the first three weeks of July in the current fiscal period while in the prior fiscal year this customer sale occurred in April.

The increase in comparable store sales for the thirteen week and twenty-seven week periods ended September 30, 2006 was primarily the result of a higher average sale through the successful execution of our strategy to increase our average sale. Comparable store sales growth in Canada was negatively impacted by our system conversion within the Canadian operation which occurred during this period. In the United States, we experienced a downturn in customer traffic patterns during the second quarter as compared to the same period in the prior year, which was offset by a higher average unit retail. Contributing to the same store sales growth was our continued success in the execution of our retail marketing strategies, which included increasing the level of exclusive merchandise and increased spending on the targeted use of catalogs, television, outdoor and print advertising as well as other marketing programs to promote brand awareness.

Thirteen Week Period Ended September 29, 2007 compared to the Thirteen Week Period Ended September 30, 2006

Net Sales

	For the 13 weeks ended September 29, 2007	For the 13 weeks ended September 30, 2006
	(In thousands)
Net sales – Retail	$57,787	$52,518
Net sales – Other	2,059	2,292

Total Net Sales	$59,846	$54,810

Net sales for the thirteen weeks ended September 29, 2007 were $59.8 million, an increase of $5.0 million from the thirteen weeks ended September 30, 2006. The 9.2% increase in net sales was primarily driven by 5% comparable store sales growth and $1.8 million related to translating the sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar. The increase in comparable store sales growth was primarily driven by an increase in the average unit retail price per transaction.

Gross Profit

	For the 13 weeks ended September 29, 2007	For the 13 weeks ended September 30, 2006
	(In thousands)
Gross Profit – Retail	$28,446	$25,891
Gross Profit – Other	434	503

Total Gross Profit	$28,880	$26,394

Total gross profit was $28.9 million, or 48.3% of net sales, for the thirteen week period ended September 29, 2007 compared to $26.4 million, or 48.2% of net sales for the thirteen week period ended September 30, 2006. The $2.5 million increase in gross profit is due to the growth in sales and includes $1.0 million of higher gross profit related to translating gross profit from the Canadian operation to U.S. dollars at higher exchange rates.

Operating and Interest Expenses

SG&A was $28.5 million, or 47.7% of net sales, for the thirteen week period ended September 29, 2007 compared to $25.6 million, or 46.7% of net sales, for the thirteen week period September 30, 2006. The $2.9 million or 11.3% increase in SG&A includes $0.9 million of additional expenses related to foreign currency translation, higher SG&A costs associated with two new stores, higher marketing expenses and an increase in other variable related costs associated with the higher sales volume.

Depreciation and amortization expense and interest and other financial costs for the thirteen week periods ended September 29, 2007 and September 30, 2006 remained relatively level.

Twenty-Six Week Period Ended September 29, 2007 compared to the Twenty-Seven Week Period Ended September 30, 2006

Net Sales

	For the 26 weeks ended September 29, 2007	For the 27 weeks ended September 30, 2006
	(In thousands)
Net sales – Retail	$122,699	$117,974
Net sales – Other	5,198	5,647

Total Net Sales	$127,897	$123,621

Net sales for the twenty-six weeks ended September 29, 2007 were $127.9 million, an increase of $4.3 million from the twenty-seven weeks ended September 30, 2006. The increase in net sales was primarily driven by higher comparable store sales growth of 4%, and $2.6 million related to translating the sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar, which was partially offset by approximately $4.3 million of additional sales related to the extra week included in the twenty-seven week period ended September 30, 2006. The increase in comparable store sales growth was primarily driven by an increase in the average unit retail price per transaction.

Gross Profit

	For the 26 weeks ended September 29, 2007	For the 27 weeks ended September 30, 2006
	(In thousands)
Gross Profit – Retail	$59,973	$57,744
Gross Profit – Other	538	1,474

Total Gross Profit	$60,511	$59,218

Gross profit was $60.5 million, or 47.3% of net sales for the twenty-six week period ended September 29, 2007 compared to $59.2 million, or 47.9% of net sales for the twenty-seven week period ended September 30, 2006. The increase in gross profit was primarily due to higher sales and $1.4 million of foreign currency translation associated with translating the net sales and cost of sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar. These increases were partially offset by a 60 basis point decline in the gross profit margin primarily related to our sales mix in the U.S., which had a higher percentage of sales of timepieces which generate a lower margin than jewelry.

Operating and Interest Expenses

SG&A expenses were $58.6 million, or 45.8% of net sales for the twenty-six week period ended September 29, 2007 compared to $55.2 million, or 44.7% of net sales, for the twenty-seven week period ended September 30, 2006. The $3.4 million increase in SG&A was the result of $1.3 million of higher expenses related to foreign currency translation, $0.8 million of higher marketing expenses, $0.6 million of higher costs associated with two new stores and higher variable related costs associated with the increase in sales. These increases were partially offset by $1.0 million of lower expenses associated with having one less week during the current fiscal period. SG&A as a percentage of sales increased by 110 basis points during the current fiscal period as compared to the first half of fiscal 2007, of which higher marketing expenses represented 60 basis points of the increase.

Depreciation and amortization expense was $3.3 million for the twenty-six week period ended September 29, 2007 compared to $3.5 million for the twenty-seven week period ended September 30, 2006. This $0.2 million decrease reflects $0.7 million of accelerated depreciation recognized in the twenty-seven week period ended September 30, 2006 related to certain technology investments replaced in the prior fiscal year with our new information technology system and leasehold improvements replaced during the remodeling of a store in Florida. Partially offsetting these items was higher depreciation associated with additional investment in fixed assets over the past year and $0.1 million of higher expenses related to translating Canadian dollar expenses to U.S. dollars at a higher rate than in the prior fiscal period.

Interest and other financial costs for the twenty-six and twenty seven week periods ended September 29, 2007 and September 30, 2006, respectively, remained relatively level.

FINANCIAL CONDITION

Liquidity and Capital Resources

On September 25, 2007, we amended the terms of our revolving working capital credit facility to increase our line of credit by $10 million from $135.0 million to $145.0 million to accommodate for the translation of our Canadian debt into a higher amount of U.S dollars under the line of credit. Additionally, in connection with the acquisition of the assets of Brinkhaus, a privately-owned jewelry company that operates two stores in Western Canada, on October 30, 2007, we amended the terms of the facility to facilitate the purchase of the assets of Brinkhaus and to increase the limit on the credit facility by $15.0 million to $160.0 million. This agreement with Bank of America N.A, GMAC Commercial Finance LLC, LaSalle Bank N.A., and National City Business Credit, Inc. will mature on January 19, 2009. As of September 29, 2007, we had $132.1 million outstanding on this facility. Our working capital credit facility bears interest at a floating rate of prime or prime plus 0.25% depending on the excess borrowing capacity, or, at our election, at a LIBOR based rate plus 1.25%, or LIBOR based rate plus 1.50%, or, LIBOR based rate plus 2.00%, depending on the excess borrowing capacity and fixed coverage ratio. On September 29, 2007, the borrowing alternatives were at prime and at LIBOR plus 1.50%. Our excess borrowing capacity was $10.9 million as of September 29, 2007.

Our working capital credit facility is secured by a first priority lien over substantially all of our assets, including our subsidiaries’ assets. Under our facility, we must test certain financial covenants at the end of each quarter if and when the average excess un-capped borrowing capacity for the last month of the quarter is lower than $8.75 million or the excess un-capped borrowing capacity is lower than $6.25 million at any time. We have not been required to test these covenants since the inception of this facility.

Our working capital credit facility also contains limitations on our ability to pay dividends, more specifically, among other limitations, we can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve month period.

We are currently in compliance with all the covenants contained in our credit facilities. We rely on borrowings under our working capital credit facility to fund our day-to-day operations.

During the current fiscal period, we entered into a Master Lease Agreement with Bank of America. In accordance with the terms of the agreement, we have $7.5 million of funds available to lease equipment and leasehold improvements. As part of the agreement, the bank can advance funds to pay project costs prior to entering into the lease. These advances will be repaid when a lease for the project is executed with the bank. As of September 29, 2007, we had received $2.0 million in advances under this agreement for projects for which a lease had not yet been entered into with the bank. These amounts are included in bank indebtedness on our consolidated balance sheet. No lease transactions have been executed under this agreement as of September 29, 2007.

In addition to the working capital credit facility and the Master Lease Agreement, we had other outstanding loans as of September 29, 2007 which primarily consisted of a $1.6 million term loan from Investissement Québec that bore interest at a rate of prime plus 1.5% per annum, which equated to 7.75% at September 29, 2007, and repayable until February 2010 in equal monthly capital repayments and a $0.2 million loan payable to the Small Business Loan Fund Corporation, which bore interest at 6% per annum repayable in monthly installments maturing in April 2010.

We had net cash flows used in continuing operations of $9.0 million during the twenty-six week period ended September 29, 2007 compared to $22.1 million of net cash flows used in operating activities during the twenty-seven week period ended September 30, 2006. The reduction in net cash flows used in operating activities is primarily attributable to $4.0 million of lower inventory purchases associated with the higher level of inventory on hand at the end of the prior fiscal year and $6.6 million related to an increase in accounts payable primarily related to the timing of shipments received during both fiscal periods.

Net cash provided by financing activities was $13.7 million during the twenty-six week period ended September 29, 2007 as compared to $26.3 million of net cash flows provided by financing activities for the twenty-seven week period ended September 30, 2006. This $12.6 million decrease is mostly the result of less additional borrowings under our working capital credit facility to fund the cash used in operating activities, primarily related to lower level of inventory purchases and the increase in accounts payable since year end compared to the prior fiscal year.

We expect our capital expenditures for the fiscal year ending March 29, 2008 to be approximately $11 million to $12 million, which includes approximately $2.0 million for costs associated with opening two new stores.

Management believes that barring a significant external event that materially adversely affects our current business or the current industry trends as a whole, borrowing capacity under the working capital credit facility, projected cash flows from operations and other short term borrowings will be sufficient to support our working capital needs, capital expenditures and debt service for at least the next 12 months.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward-looking statements, such as inaccurate assumptions and other risks and uncertainties, some known and some unknown. No forward-looking statement is guaranteed and actual results may vary materially. Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances.

One should carefully evaluate such statements by referring to the factors described in our filings with the SEC, especially on Forms 20-F and 6-K. Particular review is to be made of Items 3, 4 and 5 of Form 20-F where we discuss in more detail various important risks and uncertainties that could cause actual results to differ from expected or historical results. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Since it is not possible to predict or identify all such factors, the identified items are not a complete statement of all risks or uncertainties.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risks

Our primary market risk exposure is interest rate risk. Borrowing under the working capital credit facility and the term loan from Investissement Québec bore interest at floating rates. As of September 29, 2007, we had approximately $135.7 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 1% increase or decrease in the interest rate under our floating-rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $1.4 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the United States, non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at period-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the United States. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our Canadian dollar denominated debt and other liabilities. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically gold. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. We are exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of gold. However, gains may not be realized in future periods and our hedging activities may result in losses, which could be material. For accounting purposes, the hedging agreements do not qualify to be treated as accounting hedges and, accordingly, are marked to market at the end of every quarter. At September 29, 2007 and September 30, 2006, respectively, and during the fiscal periods then ended, no such hedging agreements had been entered into by us.